August 5, 2005
VIA FACSIMILE


Mr. Larry C. Shumate
President and Chief Executive Officer
Excalibur Industries, Inc.
12060 FM 3083
Conroe, Texas

Re:	Excalibur Industries, Inc.
	Preliminary Proxy on Schedule 14A
      Amended July 21, 2005
Annual Report on Form 10-KSB for year ended December 31, 2004 and
Quarterly Report on Form 10-QSB for the period ended March 31,
2005
      Amended July 21, 2005
	File No. 0-30291

Dear Mr. Shumate:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Stock Certificates and Fractional Shares, page 28

1. Please state explicitly, if true, that stockholders will not be getting cash for fractional shares.





Information about our Board and its Committees, page 41

2. Please disclose the number of meetings held by the Audit and Executive Committees during the past fiscal year. Please refer to
Item 7(d)(1) of Schedule 14A.

3. We note that you do not have a nominating or compensation committee and that it appears the Executive Committee performs functions similar to those that would be performed by these two committees. Therefore, please briefly describe the functions of the
Executive Committee as required by Item 7(d)(1) of Schedule 14A. Additionally, give consideration to what, if any, disclosure should be made pursuant to Item 7(d)(2)(ii)(E),(F), (G), (H), and (I), of
Schedule 14A. Please also note that the term "nominating committee" refers not only to a committee of this name or a committee performing similar functions, but also to a group of directors fulfilling that role, including the entire board. Please refer to the instructions to Item 7(d)(2)(ii).

4. Please include a copy of the audit committee charter as an appendix to your proxy statement or confirm supplementally that a copy has been included as an appendix to a proxy within the past three fiscal years. Please refer to Item 7(d)(3)(iii) of Schedule 14A.

Pre-Approval Policies and Procedures, page 42

5. We note your statements on page 43 that you have pre-approval policies and procedures and that your audit committee pre-approves all services by your auditors; however, please disclose what these specific pre-approval policies and procedures are. Please refer to
Item 9(e)(5)(i) of Schedule 14A.

Litigation, page 59

6. We note that you have deleted the previous disclosure that you have been named in 10 actions that have been commenced by former vendors, suppliers or note holders, the aggregate amount of which totals $880,000 and replaced it with an amount equaling $330,000. Please clarify, if true, that these proceedings do not involve the same factual or legal issues as other proceedings pending or known to be contemplated and which aggregate to an amount exceeding 10% of your current assets. Please give consideration to what, if any, disclosure needs to be made pursuant to Item 103 of Regulation S-B and refer to Instruction 1 of this Item. Supplementally explain the reason for the change in the aggregate amount of these claims.

Unaudited Pro Forma Financial Data

7. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits which result directly from a transaction and will be included in your income within the 12 months succeeding the transaction should not be included in the pro forma income statement. These charges and credits should be disclosed separately.


Given this guidance, please remove all nonrecurring charges from your pro forma income statement including debt forgiveness income, or tell us how your current presentation is appropriate.

8. Please only present through net income (loss) from continuing operations on your pro forma income statements. Refer to Instruction
1 to Rule 11-02(b) of Regulation S-X.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1.  Description of Business and Summary of Significant
Accounting Policies

Revenue Recognition

9. Given your customers` right of inspection and acceptance for generally up to five days after taking delivery, please disclose how you determined it is appropriate to recognize revenue when the order is shipped. Refer to SAB Topic 13:A:3:b. We also note that the sentence that begins "Returns are..." needs to be reworded.

Note 18.  Subsequent Event

10. We note the additional disclosures provided on page 9 and through out the proxy statement regarding the impact of not completing the restructuring and/or Stillwater selling the capital stock of Shumate to a third party. Given that in either event you could have no business or operations, please provide the following disclosures in your Form 10-KSB:
* Provide an update of Shumate`s bankruptcy proceedings including the granting of Stillwater`s motion for relief through the date your auditors issued or subsequently reissued their report;
* Provide an update of correspondence that you have had with Stillwater including the notice that you received from Stillwater that stated their intent to dispose of the capital stock of Shumate in a private sale through the date your auditors issued or subsequently reissued their report;
* Discuss the impact of not completing the restructuring as well as the impact of Stillwater selling the capital stock of Shumate to a third party.

11. We remind you that AU Section 560.09 states that certain subsequent events have such a material impact on the entity that the auditor may wish to include in his report an explanatory paragraph directing the reader`s attention to the event and its effects. Given the significant impact that could occur if you do not complete the restructuring and/or Stillwater sells the capital stock of Shumate to a third party, tell us what considerations your auditor gave to whether an explanatory paragraph should be provided as well as to the dating of their auditors report in accordance with AU Section 530.05.

12. We note your response to prior comment 40. Please tell us how your auditor determined it was appropriate to perform audit procedures on certain subsequent events and not on other subsequent events, which is indicated by labeling only certain events as audited.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

Note 2.  Pre-Petition Liabilities of Bankrupt Subsidiary

13. We note your response to prior comment 44.  Paragraph 13 of
SFAS
94, which amends paragraphs 2 and 3 of ARB 51, states that all companies in which a parent has a controlling financial interest through direct or indirect ownership of a majority voting interest shall be consolidated. The ability of Stillwater to dispose of Shumate`s capital stock in a private sale appears to provide substantive evidence that you have lost control over Shumate. We note that Stillwater has repeatedly advised you that it will not actually dispose of the capital stock of Shumate to a third party unless you are unable to complete the proposed recapitalization within a reasonable period of time. In reviewing the unsigned amended letter of commitment which is provided as Exhibit A to the proxy statement filed on July 21, 2005, we note that section 4.1.1 discusses the $100,000 that will be available for the purchase of Shumate`s stock. It does not appear that any section of the amended letter of commitment actually states the intent of Stillwater to sell
Shumate`s capital stock to you.   In light of Stillwater`s ability
to
sell the capital stock of Shumate, there does not appear to be sufficient evidence indicating that you have retained control over Shumate, which is required for you to continue consolidating this entity. Note that we believe that substantive evidence would be a signed letter from Stillwater affirming their intent to sell you their capital stock of Shumate for $100,000 if the restructuring is consummated before September 30, 2005.

14. If you are able to provide the substantive evidence required for
the consolidation of Shumate, please explain how you arrived at adjustment (D) to your pro forma financial statements. Given that you are presenting consolidated financial statements, it is not clear why after consolidation you are reporting an investment of
$100,000
in your wholly-owned subsidiary. Please also explain to us how you determined it was appropriate to record this as a restructuring charge. Please refer to the accounting literature which supports your current presentation of the $100,000.

15. We note your response to prior comment 45. Given that Excalibur
Holdings is the parent corporation for Shumate and Shumate is your sole remaining operating subsidiary, please clarify why there are no amounts related to Excalibur Holding on the statements of operations as well as why additional balance sheet accounts such as
Accounts receivable and Inventory would not be related to Excalibur
Holdings. Specifically, we would assume your disclosures related to
Excalibur Holdings would include the assets, liabilities, and results of operations related to Shumate.





Closing Comments


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik at (202) 551- 3692 or Jeanne Baker at
(202) 551- 3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 551-3729 or me at with any other questions.


      Sincerely,


	Pamela A. Long
      Assistant Director
CC:	Mark Indeglia
      Greg Carnie
      (949) 679-9560
      Matthew C. Flemming
      (936) 539-9396
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Mr. Larry C. Shumate
Excalibur Industries, Inc.
Page 1 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE